Jeffrey Turner, Esq.
JDT LEGAL, PLLC
897 Baxter Drive
So. Jordan, UT, 84095
(801) 810-4465
jeff@jdt-legal.com

JANUARY 3, 2020

Attorney Kate McHale
Finance Office Manufacturing
U.S. Securities Exchange Commission
Washington, D.C.20549

Re: **Discount Print USA, Inc.**
Amendment No. 1 to Offering Circular on Form 1-A
Filed October 31, 2019
File No. 024-11109

Dear Ms. McHale:

On behalf of Discount Print USA, Inc. (the "Company"), we respond as follows to the Staff's second comment letter, dated December 17, 2019, relating to the above-captioned Offering Statement on Form 1-A ("Offering Statement").

Please note that for the Staff's convenience, we have recited each of the Staff's comments in italics and provided the Company's response to each comment immediately thereafter.

EX1A-11 Consent

1. *We note you have filed a copy of your auditor's report in response to prior comment 4. Please be advised that the auditor's report differs from the auditor's consent. An auditor's consent expressly states the auditor's consent to include its audit report in the offering statement and also, to the reference as an "expert" should management identify the auditor as such in the filing. As previously requested, please file a currently dated auditor's consent as an exhibit to your next amendment. Please refer to paragraph 11(a)(i) of Item 17 in Part III of Form 1-A.*

A currently dated Auditor's Consent has been attached to Form 1-A/A as Exhibit 1A-11.

General

2. *We note your response to comment 1 of our letter dated November 22, 2019; however it is still unclear whether you have a business plan outside of merging with another company. For example, we note that you intend to spend the proceeds of the offering on "working capital" but your plans and priorities are not defined for investors. Under the Business Development Plan section on page 20, you reference your division specializing in convention printing services, a website, and a "worldwide" customer base but your financial disclosure does not show investment in the company or revenue. Please revise page 20 to give investors an idea of your actual current operations and include a 12 month business develop plan setting forth milestones and your working capital priorities.*

The Company has included unaudited financial statements for the six-months ending December 31, 2019 as further evidence of operations and has supplemented the 'Business Development Plan' and 'Results of Operations' sections of the Company's offering circular (p. 20-21) as follows:

12-Month Plan & Working Capital Priorities

Over the next 12 months, the Company plans to expand its current operations by opening virtual offices in various major cities throughout the U.S. While the Company is largely an internet-based service provider of discount

printing services, virtual offices allow the Company to establish a physical presence in the city where a virtual office is located and to more effectively market and advertise the Company's services to local businesses and communities. Based on startup costs associated with the Company's operating Las Vegas, Nevada location (office lease, local advertising and marketing expenses, website design, Search Engine Optimization services (SEO), etc.), the Company conservatively estimates it will be able to open a minimum of 10 virtual offices for every $1,000,000 in capital raised. Contingent on the amount of capital raised in this offering, the Company intends to open a minimum of 25 virtual offices over the next 12 months. The Company's planned use of proceeds with respect to working capital are listed below in order of priority:

- Open new virtual office locations
- Increase marketing and advertising efforts to grow brand awareness
- Ensure satisfaction of any Company financial obligations
- Establish a financial reserve

Results of Operations

From June 17, 2019 (Inception) through June 30, 2019 as reported on the Company's Audited Financial Statements. (The unaudited Results of Operations for the six-months ended December 31, 2019 are also listed in italics.)

Net Revenues

For the audit period commencing June 17, 2019 (Inception) through June 30, 2019, our business had no net revenues. *From July 1, 2019 through December 31, 2019, our business had $ 14,750 in net revenues, an increase of $14,750. The increase is due to increased customer sales and orders.*

Gross Profits

For the audit period commencing June 17, 2019 (Inception) through June 30, 2019, our business had no gross profits. *From July 1, 2019 through December 31, 2019, our business had $13,693 in gross profits, an increase of $13,693. The increase is due primarily to the commencement of operations in our Las Vegas, Nevada location and an increase in customer sales and orders.*

Personnel Expenses

For the audit period commencing June 17, 2019 (Inception) through June 30, 2019, our business had no Personnel Expenses. *There was no change in this category for the six-months ended December 31,2019.*

Professional Fees

For the audit period commencing June 17, 2019 (Inception) through June 30, 2019, our business had professional and consulting expenses of $125. This payment was due to services rendered by transfer agents. *From July 1, 2019 through December 31, 2019, our business had professional and consulting expenses of $12,757, and increase of $12,632. This increase is due to payments issued for legal services, auditing services, and business consulting services.*

General and Administrative Expenses

For the audit period commencing June 17, 2019 (Inception) through June 30, 2019, our business had general and administrative expenses of $19,224. These expenses were primarily due to services rendered by an officer, for whom the company issued stocks on his behalf to pay. These expenses also include the initial filing fee incurred by the Company. *From July 1, 2019 through December 31, 2019, our business had general and administrative expenses of $ 13,253, a decrease of $5,971. These expenses are primarily attributable to rent, utility, computer, insurance, and advertising expenses, etc.*

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please let me know if you need anything further.

Sincerely,

JDT Legal, PLLC

____

Jeff Turner
jeff@jdt-legal.com